UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50694

THE MILLS LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

225 West Washington Street

Indianapolis, Indiana 46204

(317) 636-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two

Explanatory Note

On April 3, 2007, pursuant to that certain Agreement and Plan of Merger, dated as of February 12, 2007 (the “Merger Agreement”), by and among SPG-FCM Ventures, L.L.C., a Delaware limited liability (“Purchaser”), SPG-FCM Acquisition, Inc., a Delaware corporation (“Purchaser Sub”), SPG-FCM Acquisition, L.P., a Delaware limited partnership and wholly owned subsidiary of Purchaser Sub, The Mills Corporation, a Delaware corporation (“Mills”), and The Mills Operating Partnership LP, a Delaware limited partnership an (“Mills LP”), Purchaser acquired Mills and Mills LP through the merger of Purchaser Sub with and into Mills. This certification/notice is intended to have retroactive effect to such date.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Mills Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE MILLS LIMITED PARTNERSHIP

Date: April 6, 2023	By:	TMLP GP, LLC, a Delaware limited liability company,
its general partner

	By:	/s/ Steven E. Fivel
Name: Steven E. Fivel
Title: Corporate Secretary